CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 769 to Registration Statement No. 333-122917 on Form N-1A of our report dated August 28, 2015, relating to the consolidated financial statements and consolidated financial highlights of Altegris Managed Futures Strategy Fund appearing in the Annual Report on Form N-CSR of Altegris Managed Futures Strategy Fund for the period ended June 30, 2015, and to the references to us under the headings "Consolidated Financial Highlights" and "Independent Registered Public Accountant" in the Prospectus and "Independent Registered Public Accounting Firm", “Policies and Procedures For Disclosure Of Portfolio Holdings”, and “Organization And Management Of Wholly-Owned Subsidiary” in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

Costa Mesa, California

October 23, 2015